SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34366

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 27, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on September 21, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Cushing Real Income & Preferred Fund [File No. 811-23420]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 16, 2021.

Applicant's Address: Kevin.Hardy@skadden.com.

Oppenheimer International Small-Mid Co Fund [File No. 811-08299]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Invesco Oppenheimer International Small-Mid Company Fund and, on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser (or it's affiliates) and the acquiring fund.

Filing Dates: The application was filed on June 11, 2021 and amended on August 18, 2021.

Applicant's Address: Taylor.Edwards@invesco.com.

Partners Group Private Income Opportunities, LLC. [File No. 811-23188]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Partners Group Private Equity (Master Fund), LLC., and on December 31, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $299,769.21 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on June 4, 2021 and amended on August 6, 2021.

Applicant's Address: joshua.deringer@faegredrinker.com.

PGIM Strategic Credit Fund [File No. 811-23576]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on June 10, 2021.

Applicant's Address: debra.rubano@prudential.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Vanessa A. Countryman
Secretary